

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 23, 2016

Adam Elmquist
Chief Executive Officer
APP Incline Corporation
1510 Longbranch Avenue
Grover Beach, CA 93433

> **Re:** **APP Incline Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 19, 2016**
> **File No. 333-210462**

Dear Mr. Elmquist:

Our preliminary review of your amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Please amend your registration statement to include the appropriate financial statements and revise your disclosures as necessary. Until a corrective amendment is filed, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/Mark P.Shuman

Mark P. Shuman
Legal Branch Chief
Office of Information
Technologies and Services

cc: William Robinson Eilers, Esq.